April 30, 2007

VIA EDGAR

Dana M. Hartz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grant Life Sciences, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed April 23, 2007
File No. 000-50133

Dear Ms. Hartz:

This letter responds to comments contained in the Staff letter, dated April 26, 2007, addressed to Mr. Judd, the Company’s Chief Financial Officer, with respect to the Company’s filing of a Form 8-K.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Item 4.01 Form 8-K

1.
In accordance with Item 304 (a) (1) (ii) of Regulation S-B, please revise paragraph two of your filing to state explicitly whether the principal accountant’s report on your financial statement for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles.

Response:

In accordance with the Staff’s comment, paragraph two of the Company’s filing has been revised to state explicitly whether the principal accountant’s report on the Company’s financial statement for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles.

61 Broadway     New York, New York    10006    212-930-9700     212-930-9725 Fax
www.srff.com

2.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Singer Lewak Greenbaum & Goldstein LLP, as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter.

Response:

In accordance with the Staff’s comment, an updated letter from Singer Lewak Greenbaum & Goldstein LLP has been provided as Exhibit 16 to the amended filing.

On behalf of the Company, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Yoel Goldfeder
Yoel Goldfeder

61 Broadway     New York, New York    10006    212-930-9700     212-930-9725 Fax
www.srff.com